HEXCEL CORPORATION
                             281 Tresser Boulevard
                               Stamford, CT 06901




                                                    August 2, 2005





BY EDGAR

Ms. Jennifer Hardy
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549-0404

                           RE: Hexcel Corporation--Registration Statement on
                               Form S-3 (File No. 333-126511)
                               ------------------------------

Dear Ms. Hardy:

                  Hexcel Corporation (the "Company") hereby acknowledges:

    o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                     Very truly yours,


                                                     /s/ Ira J. Krakower
                                                     -------------------------
                                                     Ira J. Krakower
                                                     Senior Vice President